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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52068

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2022__ AND ENDING __12/31/2022__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Fallbrook Capital Securities Corp.**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26610 Agoura Rd, Suite 120
(No. and Street)

Calabasas	**CA**	**91302**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	**678-525-0992**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's. P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd. Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)
6/25/2009		1952	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brandt Blanken__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Fallbrook Capital Securities Corp.___, as of ___December 31___, 2 __022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title: _President_

See attached.

Notary Public

This filing** contains (check all applicable boxes):
- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT

GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of *Los Angeles*

Subscribed and sworn to (or affirmed) before me on

this _22_ day of _March_, 20_23_, by
 Date   _Month_   _Year_

(1) _Brandt Andrew Blanken_



KARLA BOGANIM
Notary Public - California
Los Angeles County
Commission # 2335314
My Comm. Expires Oct 13, 2024

(and (2) _____),
 Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
 Signature of Notary Public

Place Notary Seal and/or Stamp Above

──────────── **OPTIONAL** ────────────

Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: *Fallbrook Capital Facing Page Oath & Affirmation*

Document Date: _____ Number of Pages: _2_

Signer(s) Other Than Named Above: _____

FALLBROOK CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fallbrook Capital Securities Corp

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corp. as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fallbrook Capital Securities Corp as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fallbrook Capital Securities Corp's management. Our responsibility is to express an opinion on Fallbrook Capital Securities Corp's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fallbrook Capital Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2023

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	688,131
Accounts receivable		6,025
Securities owned, fair value		17,500
Prepaid expenses and other		20,544
Total assets	$	732,200

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	464,313
Total liabilities		464,313
STOCKHOLDER'S EQUITY:		
Capital stock $100 par value, 100 shares authorized, issued and outstanding		10,000
Additional paid-in-capital		24,057
Retained earnings		233,830
Total stockholder's equity		267,887
Total liabilities and stockholder's equity	$	732,200

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL SECURITIES CORP.

Notes to Financial Statements
December 31, 2022

---

1. Organization and Nature of Business

Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. The firm is approved to conduct business in private placements, limited partnerships, mutual funds, merger & acquisition activity and third-party marketing of hedge funds.

The Company's main office is located in Calabasas, California and has twenty-four registered persons. The Company's Revenue is derived from (1) commissions generated on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) from fees generated from mergers and acquisitions activities, also on a best-efforts basis.

2. Summary of Significant Accounting Policies

<u>Basis of presentation</u>

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

<u>Use of estimates</u>

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income taxes</u>

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Refer to *Note 3. Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Subsequent Events

The Company evaluated subsequent events through March 30, 2023, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements except as indicated in Note 8.

The Company is evaluating new accounting standards and will implement as required.

3. Revenue from Contracts with Customers and Deferred Revenue

Commissions, M&A Fees and Consulting

The Company provides advisory and consulting services on mergers and acquisitions (M&A) and corporate finance activity. Revenue from advisory and consulting arrangements is recognized at the point in time that performance obligations under the arrangement is completed. Contracts may contain nonrefundable retainer fees which are typically fixed and/or

3. Revenue from Contracts with Customers (continued)

<u>Commissions, M&A Fees and Consulting (continued)</u>

success fees or commissions which may be fixed or represent a percentage of value that the customer receives if and when the related corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee or commission subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had net capital of $223,177 which was $191,849 in excess of its required net capital of $31,328. The Company's ratio of aggregate indebtedness to net capital was 2.1 to 1.

5. Accounts Receivable

Accounts receivable consists of commissions, the Company believes the entire amount is collectible and that no allowance is required as of December 31, 2022. Accounts receivable are due on receipt of services. Accounts receivable was $11,404 at December 31, 2021.

6. Concentrations

For the year ended December 31, 2022 approximately 69% of the Company's revenue was derived from its two largest customers; revenue from the largest customer was approximately 38% total revenue.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

7. Commitments and Contingencies

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2022.

8. Related Party

The Company pays a related party through an expense sharing agreement for travel, marketing and payroll, if any, which was revised effective January 1, 2021 to include shared administrative and legal costs. The terms are one year from January 1, 2021 and renews automatically unless terminated by either party. $30,000 of expenses were incurred and paid pursuant to this agreement during 2022.

Effective January 1, 2020, the Company leased office space from the related party pursuant to a one year agreement, with annual renewals, unless terminated by either party. The Company paid rent of $12,282 during the year-ended December 31, 2022 under this agreement.

There were no amounts due to or from related parties as of December 31, 2022.

9. Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, and units of a privately held limited liability company. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

9. Fair Value of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2022 are as follows:

	Level 3	
	Carrying Amount	Fair Value
17.5 Units in privately held limited liability company	$17,500	$17,500

The Company received 175 units in a privately held limited liability company as part of a revenue transaction that was considered revenue in 2022 on the statement of operations. The Company paid 90% of the 175 units or 157.5 units to its registered representative as a commission. The Company retained 10% or 17.5 units at December 31, 2022. The units were valued based on the price per the purchase agreement from the above-mentioned transaction, that was executed in November 2022.